SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MICROSEMI CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase Common Stock, par value $0.20 per share, with an exercise price equal to or greater than $14.00 per share

(Title of Class of Securities)

595137100

(CUSIP Number of Class of Securities (Underlying Common Stock))

David R. Sonksen,
Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Microsemi Corporation
2381 Morse Avenue, Irvine, California, 92614
(949) 221-7100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copy to:

Nicholas J. Yocca, Esq.
Yocca, Patch & Yocca LLP
19900 MacArthur Blvd., Suite 650
Irvine, California 92612
(949) 253-0800

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$12,901,791	$1,186.96

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes that all options eligible for cancellation and exchange pursuant to this offer will be surrendered for cancellation pursuant to this offer. The transaction value was calculated by multiplying the total number of options eligible for cancellation and exchange pursuant to this offer (1,877,990) by the average of the high and low prices of the common stock of the Offeror as reported by Nasdaq on October 25, 2002, which was $6.87 per share. The Offeror estimates that the value of the maximum number of options acquired pursuant to this offer cannot exceed the value of an equal number of shares of common stock of the Offeror. That is, an option to purchase one share of common stock cannot have a value greater than that of the underlying share of common stock. Therefore, the Offeror has calculated the filing fee based on Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, which provides that the transaction value may be based upon the average of the high and low prices reported in the consolidated reporting system as of a specified date within 5 business days prior to the date of the filing. Calculation of the filing fee under the method described in Rule 0-11(a)(4) for securities without a market would result in the proposed transaction value being calculated based on the book value of the options, which is $0.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by $92.00 per each U.S. $1.0 million of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,186.96	Filing party: Microsemi Corporation
Form or Registration No.: Schedule TO (SEC File No. 5-20930)	Date filed: November 1, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 on Schedule TO/A amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) as filed by Microsemi Corporation, a Delaware corporation (the “Company”) with the Securities and Exchange Commission on November 1, 2002 (SEC File No. 5-20930).

Item 4.    Terms of the Transaction.

(a)  Material Terms. The information set forth in the Summary Term Sheet and in Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election; Withdrawal of Election”), Section 5 (“Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 10 (“Status of Eligible Option Grants Acquired by us in the Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”), Section 13 (“Extension of the Offer; Termination; Amendment”), Schedule B (“Addenda for Employees Residing Outside the U.S.”) and the Stock Option Exchange Program Questions and Answers filed as Exhibit (a)(1)(B) to this Schedule is incorporated herein by reference.

(b)  Purchases. The information set forth in Item 4(a) above and Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants”) of the Offer to Exchange is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Stock Option Exchange Offer dated November 1, 2002.

(a)(1)(B)	Stock Option Exchange Program Questions and Answers.*

(a)(1)(C)	Form of Fax Cover Sheet to be used for transmitting Acknowledgement and Election Form.*

(a)(1)(D)	Form of Acknowledgement and Election Form.*

(a)(1)(E)	Form of Microsemi Receipt confirming receipt of Acknowledgement and Election Form.*

(a)(1)(F)	Form of Reminder of Expiration Date.*

(a)(1)(G)	E-Mail dated November 1, 2002 from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Option Grants.*

(a)(1)(H)	Presentation materials regarding Stock Option Exchange Program made available for download by holders of Eligible Option Grants.*

(a)(4)	Prospectus for 1987 Microsemi Corporation Stock Plan.*

(b)	Not applicable.

(d)(1)	1987 Microsemi Corporation Stock Plan, as amended.*

(d)(2)	Form of Notice of Stock Option Grant and Replacement Option Agreement to be used in connection with Stock Option Exchange Program.*

(g)	Transcript of statements to be made to employees by officers of Microsemi regarding the Stock Option Exchange Program.*

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROSEMI CORPORATION

By:	/s/ David R. Sonksen
David R. Sonksen
Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Date:    November 12, 2002

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Stock Option Exchange Offer dated November 1, 2002.

(a)(1)(B)	Stock Option Exchange Program Questions and Answers.*

(a)(1)(C)	Form of Fax Cover Sheet to be used for transmitting Acknowledgement and Election Form.*

(a)(1)(D)	Form of Acknowledgement and Election Form.*

(a)(1)(E)	Form of Microsemi Receipt confirming receipt of Acknowledgement and Election Form.*

(a)(1)(F)	Form of Reminder of Expiration Date.*

(a)(1)(G)	E-Mail dated November 1, 2002 from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Option Grants.*

(a)(1)(H)	Presentation materials regarding Stock Option Exchange Program made available for download by holders of Eligible Option Grants.*

(a)(4)	Prospectus for 1987 Microsemi Corporation Stock Plan.*

(d)(1)	1987 Microsemi Corporation Stock Plan, as amended.*

(d)(2)	Form of Notice of Stock Option Grant and Replacement Option Agreement to be used in connection with Stock Option Exchange Program.*

(g)	Transcript of statements to be made to employees by officers of Microsemi regarding the Stock Option Exchange Program.*

*	Previously filed as an exhibit to the Schedule TO.